UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 25
NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(B) OF THE
SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 1-14264
Pfeiffer Vacuum Technology AG, The New York Stock Exchange

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)
Berliner Strasse 43
D-35614 Asslar, Germany
+49 6441 802-0

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)
Ordinary Shares, without nominal value
American Depositary Shares (as evidenced by American Depositary Receipts), each representing one
Ordinary Share, without nominal value

(Description of class of securities)
Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a) (1)

☐	17 CFR 240.12d2-2(a) (2)

☐	17 CFR 240.12d2-2(a) (3)

☐	17 CFR 240.12d2-2(a) (4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.[1]

☑	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.
Pursuant to the requirements of the Securities Exchange Act of 1934, Pfeiffer Vacuum Technology AG certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

September 24, 2007	By	/s/ Manfred Bender	By	Chief Executive Officer

		Manfred Bender		title
	By	/s/ Dr. Matthias Wiemer	By	Member of the Management Board

		Dr. Matthias Wiemer		title

1	Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.